

Arnold Golub
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

February 7, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on February 7, 2018 The Nasdaq Stock Market (the "Exchange") received from Blink Charging Co. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

        Common stock, par value $0.001 per share

        Common Stock Purchase Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,